

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Eliot Forster
CEO
F-star Therapeutics, Inc.
Eddeva B920 Babraham Research Campus
Cambridge, United Kingdom CB22 3AT

      Re: F-star Therapeutics, Inc.
           Form 10-K for the year ended December 31, 2021
           File Number 1-37718

Dear Mr. Forster:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment is applicable, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ending December 31, 2021

Evaluation of Disclosure Controls and Procedures, page 113

1.   Consistent with Item 307 of Regulation S-K, please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., December 31, 2021. Please note this comment also applies to your Forms 10-Q for the periods ending March 31, 2022, and June 30, 2022. We remind you that your amended filings should include updated certifications that are currently dated and refer to the respective amendments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences